SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMERCEFIRST BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

200845105
(CUSIP Number)

Joseph S. Galli
3299 K Street, NW, Suite 700, Washington, DC 20016

September 26, 2011
(Date of Event which Requires Filing of this Statement)

1.	**NAME OF REPORTING PERSON** **I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)** Joseph S. Galli
2.	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*** Non member **(a)** ☐ **(b)** ☐
3.	**SEC USE ONLY**
4.	**CITIZENSHIP OR PLACE OF ORGANIZATION** United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	**SOLE VOTING POWER** 97,507 (a)
	6.	**SHARED VOTING POWER** 1,925 (a)
	7.	**SOLE DISPOSITIVE POWER** 97,507 (a)
	8.	**SHARED DISPOSITIVE POWER** 1,925 (a)

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 99,432
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
12.	TYPE OF REPORTING PERSON IN

OWNERSHIP BY ACCOUNT

(a) Joseph S. Galli (Personal)   28,139 (sole)
Joseph S. Galli Retirement Plan   62,490 (sole)
Joseph S. Galli (IRA)   5,378 (sole)
Shelly A. Galli (wife) IRA   1,925 (shared)
Cathedral Partners, LLC   <u>1,500</u> (sole)
   (children's trust)

                                <u>99,432</u> Total

BASED ON COMPANY FILINGS, THERE ARE 1,820,548 THUS, THE PERCENTAGE OWNERSHIP OF TOTAL IS 5.5%.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2011



Joseph S. Galli